

Mail Stop 7010

September 1, 2006

via U.S. mail and facsimile

David D'Addario
Chief Executive Officer
Wise Metals Group LLC
857 Elkridge Road, Suite 600
Linthicum, MD 21090

      RE: Wise Metals Group LLC
              Form 10- K for the Fiscal Year Ended December 31, 2005
              Filed March 31, 2006
              File No. 3-117622

Dear Mr. D'Addario:

We have reviewed your response letter dated August 17, 2006 and have the following additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 6 – Selected Consolidated Financial Information, page 19

1. We note from your response to prior comment one that you use adjusted EBITDA as a performance measure rather than a liquidity measure. However, this assertion does not appear to be consistent with your disclosure on page 20. Specifically, you disclose that investors and noteholders use adjusted EBITDA to evaluate your ability to service debt, which implies that this measure is in fact a liquidity measure. Accordingly, it would appear that the most directly comparable financial measure in accordance with GAAP to which you should reconcile this measure would be cash flows from operations. Alternatively, if you continue to believe that adjusted EBITDA is a performance measure please remove the above reference from your disclosure or please advise.

   Furthermore, if you continue to believe that adjusted EBITDA is a performance measure, please tell us how you concluded that this measure is material to an investor's understanding of your financial condition and/or liquidity, pursuant to question 10 of the SEC's *Frequently Asked Questions Regarding the Use of Non-GAAP Measures*.

2. Additionally, we have reviewed your disclosures of the three required items addressed by Question 10 of the SEC's *Frequently Asked Questions Regarding the Use of Non-GAAP Measures* and have the following comments. In your response, please address each bullet point.

    *   You are required to disclose the materiality of the credit agreement and the covenant. However, in your disclosure you do not address the amount of your credit agreement nor do you provide specific information about **each** of the covenants that you must achieve. Please revise in future filings and show us your proposed disclosure.
    *   You are required to disclose the amount or limit required for compliance with the covenant. It is unclear to us how you concluded that your disclosure met this requirement. Specifically, your disclosure describes the process of determining your net liquidity rather than the above required information. Please revise your disclosure in future filings to provide the specific covenants and the amounts or limits required for compliance with the covenant. Please also show us your proposed disclosure.
    *   You are required to disclose the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company's financial condition and liquidity. We note that you disclose that default could have a material adverse effect on your liquidity. However, this disclosure does not address the effects of compliance or non-compliance with the covenant. For example, if you were to default, discuss consequences such as whether your debt would become immediately due or whether you would have to seek funding from other sources to continue operations.

3. Please also address the following comments relating your use of adjusted EBITDA.

    *   You disclose on page 19 the definition and use of adjusted EBITDA, however you provide none of the additional information required by Question 10 of the SEC's *Frequently Asked Questions Regarding the Use of Non-GAAP Measures* on this page. Please either include all of the disclosures discussed in question 10, as well as those in response to our comments as part of footnote (2) on page 19. Alternatively, in footnote (2), please make reference to the relevant pages in your management's discussion and analysis and your notes to your financial statements that present these disclosures.
    *   You disclose that you include adjusted EBITDA information because it is used to measure your compliance with debt covenants. We note from Section 3 of Exhibit 10.1 *Amendment No.4 to Amended and Restated Loan Agreement* to your Form 10-Q for the period ended September 30, 2005, that the

calculation of EBITDA "shall not include the effects of any non cash accounting adjustments for FASB 133 or any non cash LIFO reserves". Please tell us why you exclude additional items such as early extinguishment of debt, income from affiliate, nonrecurring charges, severance charges and credits and cumulative effect of change in accounting, as disclosed on page 19. Please revise your disclosures in future filings to conform your presentation of adjusted EBITDA to exactly the measure required by your covenants. Otherwise, please advise why you believe your presentation is appropriate.

- In your first and second quarter Forms 10-Q we note that your credit facility agreement was amended to not require you to meet certain covenants for a specified time period. We note in your Form 10-K for the period ended December 31, 2005 that you are silent as to whether you were in compliance with your debt covenants. In future filings, please disclose whether you are in compliance with debt covenants and the consequences for a breach of your covenants, regardless of your ability or intention to cure the violation.

- In addition, please clarify to us and in future filings whether you can actually borrow the full amount available under your revolving credit facility without violating any of your existing debt covenants. Please also specifically state the remaining amount available at the balance sheet date.

Item 7 – Management's Discussion and Analysis, page 20

4. We note your response to prior comment two. Please clarify the following:

- You state that you adjust sales due to the LIFO impact in calculating conversion revenue because metal costs are passed through to your customers. However, we note that you do not adjust cost of sales for the LIFO impact. Please tell us why you adjust cost of sales for only metal costs when calculating the conversion cost.

- Please tell us whether your metal costs are on a FIFO basis. If so, please tell us why you *add* the increase in the LIFO reserve from the prior year end to the current year end in computing your conversion revenue. If your conversion revenue represents revenue exclusive of pass through metal costs on a LIFO basis, we would have expected you to calculate conversion revenue as sales less the pass through costs related to metal (on a FIFO basis) and *less* the increase in the LIFO reserve for the pass through LIFO adjustment.

- Furthermore, you discuss the two components to your pricing under industry standards for can sheet pricing. Please confirm to us, if true, that the excluded metal costs noted above reflect both components of pricing. If so, please clarify this point in future filings.

- You state that you estimate interim LIFO calculations based on estimates of expected year-end inventory levels and costs. Please tell us why you have estimated an interim LIFO adjustment of $0 for the three and six months ended June 30, 2006.

Segments

5. We note from your response to prior comment seven that you believe you have
    only one operating segment. It appears that you based this conclusion on the fact
    that your chief operating decision maker (CODM), whom you have identified as
    your chief executive officer (CEO), does not review discrete financial information
    for each company, although it is available. Please clarify the following:

    - Please tell us whether your CEO or your board of directors receives any other
      internal financial information on a regular basis besides the monthly financial
      report you provided us.
    - Please tell us who in the company receives the discrete financial information
      for each business and the purposes for which this information is used, as you
      have indicated that your CEO does not use this information to allocate
      company resources.
    - Given that your CEO does not review the discrete financial information of the
      individual businesses, it is unclear to us how he allocates company resources
      or makes informed business decisions, based on consolidated financial
      information. For example, in looking at your statement of cash flows, you
      spent $15 million for purchases of equipment for the 2005 fiscal year. Please
      explain the process in which the company decided to allocate resources
      towards these purchases, based on your consolidated financial information. In
      other words, please clarify how your CEO makes decisions for the individual
      businesses and determines how to allocate specific resources to the individual
      businesses, based on consolidated information. As part of your response,
      please provide to us the organizational structure of your company, including
      Wise Alloys, Wise Recycling and Listerhill Total Maintenance Center, to help
      us gain a better understanding of how information flows from each of the
      above listed companies to your CEO.
    - You state that Wise Recycling and Listerhill Total Maintenance represent
      approximately 8% and less than 1% of your total 2005 sales. Please tell us
      what percentage of the total each of these businesses' operating profit, as
      calculated in paragraph 18(b) of SFAS 131, and assets represented for each
      period presented, as well as the percentage of total sales each of these
      businesses' sales represented for 2004 and 2003.
    - Please tell us the basis for management's bonus, including the extent to which
      certain employees are compensated for Wise Alloys, Wise Recycling, and
      Listerhill Maintenance performance.

    If you determine that you have more than one operating segment, citing factors set
    forth in paragraph 17 of SFAS 131, please discuss how you concluded it was
    appropriate to aggregate. As part of your aggregation analysis, please provide us
    with an analysis that includes historical revenues, gross profits, gross profit

margins, operating profits, and operating profit margins, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another).

Exhibit 32

6. We note from your response to prior comment eight that you intend to amend your filing to include corrected section 906 certifications, but you did not specify the timing of the amendment. Please tell us when you expect to file your amended Form 10-K for the period ended December 31, 2005.

*   *   *   *

As appropriate, amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief